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NS Director/PDMR Shareholding

DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 09:35:05 01 July 2025

RNS Number : 1918P
Unilever PLC
01 July 2025

Unilever PLC (the "Company")

Notification of transactions by persons discharging managerial responsibilities associated with them

1	**Details of the person discharging managerial responsibilities / person closely as**	
a)	Name	Trian Fund Management, L.P. ("Trian")
2	**Reason for the notification**	
a)	Position/status	Person closely associated with a person dis managerial responsibilities (Nelson Peltz, Director of Unilever PLC)
b)	Initial notification / amendment	Initial notification

3	**Details of the issuer, emission allowance market participant, auction platform, auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrum of transaction; (iii) each date; and (iv) each place where transactions have beer**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Sale of shares by a fund managed by Trian management purposes
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	<table><tr><td>Price(s)</td><td>Volume(</td></tr><tr><td>44.26 (weighted average)</td><td>579,000</td></tr></table>
e)	Aggregated information - Volume - Total	 579,000 £25,626,540.00
f)	Date of the transaction	2025/06/27
g)	Place of the transaction	London Stock Exchange - XLON

1	**Details of the person discharging managerial responsibilities / person closely as**	
a)	Name	Trian Fund Management, L.P. ("Trian")
2	**Reason for the notification**	
a)	Position/status	Person closely associated with a person dis managerial responsibilities (Nelson Peltz, Director of Unilever PLC)
b)	Initial notification / amendment	Initial notification

3	**Details of the issuer, emission allowance market participant, auction platform, auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrum of transaction; (iii) each date; and (iv) each place where transactions have beer**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Distribution in specie of shares by a fund r
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £00.00 / Volume(s): 21,000
e)	Aggregated information - Volume - Total	 21,000 £00.00
f)	Date of the transaction	2025/06/27
g)	Place of the transaction	Outside a trading venue

Price(s)	Volume(s)
£00.00	21,000

1	**Details of the person discharging managerial responsibilities / person closely as**	
a)	Name	Trian Fund Management, L.P. ("Trian")
2	**Reason for the notification**	
a)	Position/status	Person closely associated with a person dis managerial responsibilities (Nelson Peltz, Director of Unilever PLC)
b)	Initial notification / amendment	Initial notification

3	**Details of the issuer, emission allowance market participant, auction platform, auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrum of transaction; (iii) each date; and (iv) each place where transactions have been**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Receipt of shares by an entity managed by distribution in specie
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £00.00 / Volume(s): 21,000
e)	Aggregated information - Volume - Total	 21,000 £00.00
f)	Date of the transaction	2025/06/27
g)	Place of the transaction	Outside a trading venue

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